November 14, 2006


Ms. Ibolya Ignat, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Tower Group, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed on March 15, 2006
         File No. 000-50990


You asked us to respond in writing to your requests made during our phone calls on September 12, 2006 and November 3, 2006 that Tower Group Inc. agreed to provide additional disclosures as we had outlined in our letter dated July 7, 2006 in Tower Group, Inc's Form 10K for the year ended December 31, 2006. The first question we discussed was to provide additional information by disclosing a reasonably likely outcome as to the variability in loss reserves. You also asked Tower not to include the ceded loss reserves in the schedule of contractual obligations but refer to the ceded reserves in a footnote.

As we discussed, the Company will not amend the Form 10-K filed for December 31, 2005, but will enhance its 10-K filings in the future, commencing December 31, 2006.


Question 1:

                  Critical Accounting Policies, Page 60
                  -------------------------------------

Response:

The following type of disclosure will be added to the Critical Accounting
Policies:

The reserving process for loss adjustment expense reserves provides for the Company's best estimate at a particular point in time of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including settlement and administration of losses, and is based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process includes using actuarial methodologies to assist in establishing these estimates, judgments relative to estimates of future claims severity and frequency, the length of time before losses will develop to their ultimate level and the possible changes in the law and other external factors that are often beyond our control. The methods used to select the estimated loss reserves include the loss ratio projection, incurred loss projection, and the Bornhuetter-Ferguson (B-F) method. The loss ratio projection method and incurred loss projection method are described in "Item 1.--Loss and Loss Adjustment Expense Reserves". The B-F method combines the loss ratio method and the loss development method to determine loss reserves by adding an expected development (loss ratio times premium times percent unreported) to the case reserves. The process produces carried reserves set by management based upon the actuaries' best estimate and is the result of numerous best estimates made by line of business, accident year, and loss and loss adjustment expense. The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss and loss adjustment expense reserves for unreported claims are determined using historical information by line of insurance as adjusted to current conditions. Since our process produces loss reserves set by management based upon the actuaries' best estimate, there is no explicit or implicit provision for uncertainty in the carried loss reserves.


Due to the inherent uncertainty associated with the reserving process, the ultimate liability may differ, perhaps substantially, from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years. See "Item 1.--Loss and Loss Adjustment Expense Reserves" and "Note 3. Property-Casualty Insurance" in the notes to our audited financial statements for additional information regarding our loss reserves.


We segregate our data for estimating loss reserves. Property lines include Fire, Homeowners, CMP Property, Multi-Family Dwellings and Auto Physical Damage. Casualty lines include CMP Liability, Other Liability, Workers Compensation and Auto Liability. The actuarial methods used by segment have been consistent since the 2003 year-end review. During the year-end review the accident years are split into most recent, first prior and all other accident years. For the 2003 year-end review the most recent accident year is 2003, the first prior is 2002, and all other accident years are 2001 and prior. Similarly for the 2005 year-end review the most recent accident year is 2005, the first prior is 2004, and all other accident years are 2003 and prior. The table below shows the method used by segment and accident year to select the estimated year-ending loss reserves:


                                                            Accident Year
                               -----------------------------------------------------------------------
Segment                                 Most Recent          1st Prior          All Other
-------                                 -----------          ---------          ---------
Fire                                    Loss Ratio        Loss Development    Loss Development
Homeowners                              Loss Ratio        Loss Development    Loss Development
Multi-Family                            Loss Ratio        Loss Development    Loss Development
Commercial mutiple-peril property       Loss Ratio        Loss Development    Loss Development
Commercial mutiple-peril liability      Loss Ratio               B-F          Loss Development
Workers Compensation                    Loss Ratio               B-F          Loss Development
Other Liability                         Loss Ratio               B-F          Loss Development
Auto Liability                          Loss Ratio               B-F          Loss Development
Auto Physical Damage                    Loss Ratio        Loss Development    Loss Development


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


Two key assumptions that materially impact the estimate of loss reserves are the loss ratio estimate for the current accident year and the loss development factor selections for all accident years. The loss ratio estimate for the current accident year is selected after reviewing historical accident year loss ratios adjusted for rate changes, trend, and mix of business.

Tower's data has sufficient credibility to base development factors on its own data. The loss development factors are reviewed annually. There have only been minor changes in selected loss development factors since 2003. The chart below shows the number of years by segment when we expect 50%, 90% and 99% of losses to be reported for a given accident year:

                                                   Number of years
                                   --------------------------------------------
Segment                                    50%           90%             99%
-------                               -----------     ---------       ---------
Fire                                   < 1 year       < 1 year         2 years
Homeowners                             < 1 year       < 2 years        3 years
Multi-Family                           < 2 years      < 2 years        5 years
Commercial mutiple-peril property      < 1 year         1 year         2 years
Commercial mutiple-peril liability     < 2 years        5 years        9 years
Workers Compensation                   < 1 year         2 years        5 years
Other Liability                          3 years        4 years        9 years
Auto Liability                         < 1 year         3 years        4 years
Auto Physical Damage                   < 1 year       < 1 year         1 year


The Company has made only minor changes to the key assumptions used during the last three annual reserve estimates. Also during the last three years there have been minor changes in historical estimates of loss reserves. In 2005 and 2004, we had favorable development in our net losses from prior year's accident years of $392,000 and $199,000, respectively, and unfavorable development in net losses from prior accident years of $75,000 in 2003.


The following type of disclosure will be added to the Analysis of Reserves in
-----------------------------------------------------------------------------
the Analysis of Loss and Loss Adjustment Reserve Development Section regarding
------------------------------------------------------------------------------
reasonably likely outcome as to the variability of the loss reserves:
---------------------------------------------------------------------

Response:

The paid development, incurred development, the Bornhuetter Ferguson (B-F) method, and loss ratio projections are the predominate methodologies our actuaries utilize to project losses and corresponding reserves. The selected development factors within the paid and incurred development methods are derived from our data while the loss ratio method is used for the most recent accident year when there is high volatility in the development patterns. The B-F method combines the loss ratio method and the loss development method to determine loss reserves by adding an expected development (loss ratio times premium times percent unreported) to the case reserves.

The incurred method relies on historical development factors derived from changes in our incurred estimates of claims paid and case reserves over time. The paid method relies on our claim payment patterns and ultimate claim costs. The incurred method is sensitive to changes in case reserving practices over


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


time thus if case reserving practices change over time the incurred method may produce significant variation in estimates of ultimate losses. The paid method relies on actual claim payments and therefore is not sensitive to changes in case reserve estimates.

The low end of the range of our sensitivity analysis was derived by giving more weight to the lowest estimate among the four methods for each line of business and accident year. Similarly the high end of the range of our sensitivity analysis was derived by giving more weigh to the highest estimate among the four methods for each line of business and accident year. We believe that by changing the weighting for the four methods by line of business and accident year better reflects reasonably likely outcomes than adjusting selected development patterns or other variables within each method. We believe the results of the sensitivity analysis, which are summarized in the table below, constitute a reasonable range of expected outcomes of our reserve for net loss and loss adjustment expense:


                                          Range of Net Reserve Estimates
                                  ----------------------------------------------
                                       High            Low           Carried
                                       ----            ---           -------
Commercial Multiple Peril             59,731         48,603           54,203
Other Liability                       16,950         12,463           15,070
Workers Compensation                  10,648          6,124            9,873
Commercial Auto                        5,989          3,344            5,586
Homeowners                            14,928         12,757           14,609
Fire and Allied Lines                 2,406           1,273            2,405
                                      ------         ------            -----
All Lines                            110,652         84,563          101,746


The resulting range derived from our sensitivity analysis would have increased net reserves by $8.9 million and or decrease net reserves by $17.2 million.

Two key assumptions that materially impact the estimate of loss reserves are the loss ratio estimate for the current accident year and the loss development factor selections for all other accident years. The Company has made only minor changes to the key assumptions used during the last three annual reserve estimates.



Question 2:
                  Liquidity and Capital Resources, Page 78
                  ----------------------------------------

                  Commitments, Page 81
                  --------------------

Response:

Below is the revised table of contractual obligations presenting the gross loss reserves and including the interest payments associated with subordinated debentures.



                                                        Payments due by period

                                                      Less than    1-3       4-5     after 5
                                            Total      1 year     years     years     years
                                            -----      ------     -----     -----     -----
                                                             ($ in thousands)
Subordinated debentures                   $ 47,426        $ 0       $ 0       $ 0   $ 47,426
Interest on subordinated debentures (a)    104,821      3,689     7,377     7,377     86,378
Operating lease obligations                 48,592      1,953     6,692     6,523     33,424
Gross loss reserves                        198,724     48,194    80,305    42,686     27,539
                                        ----------------------------------------------------
Total contractual obligations             $399,563    $53,836   $94,374   $56,586   $194,767
                                        ====================================================



Contractual obligations are reduced by ceded reserves recoverable from reinsurers that amounted to $97.0 million due as follows: less than one year; $23.5 million, one to three years; $39.2 million, four to five years; $20.8 million, after five years $13.3 million.

The interest on the subordinated debentures is calculated using interest rates in effect at December 31, 2005 for variable rate debentures.

The Company responded to question No. 3 in its letter dated July 7, 2006. This question was not raised during the telephone call. Therefore we assume that the response was satisfactory.

Please feel free to call me or write to me with any questions regarding the above responses at (212-655-2146).


Question 3:
                  Note 1 - Summary of Significant Accounting Policies, Page 97
                  ------------------------------------------------------------
                  Investments, Page 101
                  ---------------------

Response:

In our July 7, 2006 letter regarding this question we believed the accounting for our equity securities of $24.6 million at cost complied with GAAP. The two investments at cost were the Hyperion Collateralized Fund $19.6 million and the Crystal River Capital REIT $5.0 million. However, after further research, we have concluded that all equity securities held by insurance companies are required to be reported at fair value per SFAS 60, "Accounting and Reporting by Insurance Enterprises," paragraph 46, and FASB Staff Position No. 115-1, paragraph 4 (a)(1). Equity securities for non-insurance companies, wherein equity securities do not have a readily determinable fair value, are reported at cost. Therefore, the Company's equity securities at fair value as of December 31, 2005 should have included $19.1 million for the Hyperion Collateralized Fund and $5.0 million for the Crystal River Capital REIT and there should have been no equity securities at cost. As of December 31, 2005, the Company's total investments should have been $0.5 million lower and its deferred income taxes should have been $0.2 million higher. The Company's total stockholders' equity should have been $0.3 million lower and represented less than a 1% change which the Company concluded was immaterial and required no restatement.



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


Very truly yours,



/s/  Francis M. Colalucci
-------------------------
Francis M. Colalucci
Senior Vice President & Chief Financial Officer


cc: M.H. Lee














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